

October 25, 2013

Via E-mail
Steven C. Bierman, President
CNH Capital Receivables LLC
6900 Veterans Boulevard
Burr Ridge, IL 60527

> **Re: CNH Equipment Trust 2011-A**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed March 28, 2013**
> **File No. 333-170703-01**

Dear Mr. Bierman:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Robert Errett

Robert Errett
Special Counsel

cc: Trent M. Murch, Esq.
       Greenberg Traurig, LLP

       Eric Mathison, Esq.
       CNH Capital Receivables LLC